Manuel Garciadiaz +1 212-450-6095 manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 14, 2025

Re:	Aura Minerals Inc. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted April 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). Due to file size limitations for a single submission, the Company also confidentially submitted Amendment No. 1 and Amendment No. 2 to the Draft Registration Statement solely to amend the exhibit index and to submit additional exhibits.

The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The review partner for this submission at the current audit firm, KPMG Auditores Independentes Ltda., is Thiago Nunes, who can be reached at +55 21 99631-6383.

Please do not hesitate to contact Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, Chief Executive Officer, Aura Minerals, Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.